EXHIBIT 16.1


                    [Letterhead of Beckstead and Watts, LLP]

July 19, 2004

Securities and Exchange Commission
Washington, D.C. 20549


Ladies and Gentlemen:

The firm of Beckstead and Watts, LLP was previously principal accountant for ACS Holdings, Inc. (formerly maxxZone.com, Inc.) (the "Company") and reported on the financial statements of the Company of the years ended December 31, 2003 and 2002. Effective June 29, 2004, we were terminated by the Company as principal accountants. We have read the Company's statements included under Item 4 of its Form 8-K/A dated July 19, 2004, and we agree with such statements except that we cannot confirm or deny that the appointment of Samuel Klein & Co. was approved by the Board of Directors, or that they were not consulted prior to their appointment as auditors.

Very truly yours,

/s/ Beckstead and Watts, LLP